FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on October 28th, 2016, regarding its financial results for the Third Quarter 2016.

BANCO DE CHILE

Banco de Chile

Earnings Report

3rd Quarter 2016

Key highlights

‘When looking at our results, I conclude the 3Q16 was a very positive quarter. In fact, we were able to record a bottom line of Ch$145 Bn. in the 3Q16, which outreached by 8% the amount posted a year earlier and translated into a 20% ROAE. We believe this is a strong figure amid a scenario characterized by sliding inflation and tempered loan growth.

The contained annual expansion in assets has been the result of a combination of factors. On the one hand, we have witnessed the expected deceleration in mortgage loans as a result of the end of tax shields that boosted the demand for housing in the past. On the other hand, we have been selective when growing in consumer loans in view of concerns regarding the effect of potential deterioration of certain macro variables —particularly unemployment— on some specific segments. Also, we have continued to prioritize our risk-return relationship in commercial loans. All of these dynamics have allowed us to maintain healthy credit quality indicators while benefiting from a solid trend in customer income.

This is particularly important in light of the modest signs of recovery we are seeing in terms of economic activity and business sentiment. Actually, diverse market analysts point out that economic deceleration would have bottomed out and, therefore, better economic figures —though moderate yet— are forecasted for next year.

Moreover, in the last quarters we continued to enhance competitive strengths in crucial fields, including service quality, online banking and corporate culture. Thanks to these actions, in the 3Q16 we added 28,400 checking account holders to our customer base, posted the highest NPS indicator among comparable banks and were recognized —for second year in a row— as the best digital bank in Chile. All of these attainments permit us to be confident to successfully overcome the business backdrop ahead.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$, except for %)

Economic Outlook

•             Although latest data continues to depict the landscape of recent quarters in terms of sluggish GDP growth, both market and official perspectives suggest a modest recovery for 2017, based on better outlooks for trade partners and a weaker currency.

•             GDP growth in the third quarter likely increased by 1.6% YoY according to the Central Bank’s expectations survey. Households remain watchful about the economy and their spending keeps mostly focused on non-durable goods. Their confidence, however, still dwells on pessimistic ground. Business confidence remains subdued, and the Central Bank expects investment to shrink by 1.5% this year. From a sectoral vantage point, the service sector keeps driving local growth.

•             Latest expectations survey of the Central Bank foresees a GDP expansion of 1.7% for this year, while GDP is expected to grow between 1.75 and 2.75% in 2017.

•             The unemployment rate stood at 6.9% in August and the latest 1.1% annual employment growth was mainly driven by self-employed workers; salaried job creation, in turn, stalled in the margin. Real wages nonetheless, seem to gain momentum: they increased 2.1% in August, a year-and-a-half maximum.

•             Regarding fiscal policy, the government continues to adjust spending to lower copper prices and the cyclical position of the economy. The Ministry of Finance recently announced a 2.7% YoY spending growth for 2017—the lowest since 2003—in order to deal with lower copper revenues and reaffirm the goal of reducing the structural deficit in the future.

•             Inflation kept moderating in the third quarter: both headline and core inflation not only came back to target range, but they almost reached the 3% midpoint. Even though the recently appreciation of Chilean currency  helped this trend, September data revealed a uniform lower-than-expected inflation across the CPI basket, which in turn suggests the Central Bank could eventually change its current neutral bias towards accommodation in the following quarters. Accordingly, market perspectives expect a 50 bp drop in the monetary policy rate during 2017.

•             Trends in the local economy are well reflected by banking loans. In fact, business sentiment has conducted stagnation in investment projects. This effect, together with a stronger Chilean peso in 2016, has produced a progressive deceleration in commercial loans. In addition, the end of the tax shield for real estate developers has lessened the demand for mortgage loans. Unlike, consumer loans continue to be resilient to the cycle, though displaying YoY growth rates well below figures posted in the past. All in all, the industry showed a 3.7% YoY real growth in loans in the 3Q16, as compared to the 6.0% reached a year earlier.

•             As for results, the industry posted a bottom line of Ch$1,419 Bn as of Aug.16. This denotes a 4.2% YoY drop, primarily explained by an increased cost base (+6.7% YoY), whereas operating revenues and credit risk charges remained almost flat YoY.

GDP

(YoY)

Inflation & Monetary Policy Rate

(12m % change and %)

Loan Growth(1)(2)(3)

(12m% change as of Aug16, in real terms)

(1)   Figures do not include operations of subsidiries abroad.

(2)   12-month growth rates for the 3Q16 correspond to YoY variations as of August 2016.

(3)   Commercial and consumer loans annual growth adjusted by reclassification effects starting January 2016.

Third Quarter Results

Operating Revenues

Our operating revenues totalled Ch$428.2 Bn. in the 3Q16, denoting a slight decrease of Ch$3.7 Bn. (0.9%) when compared to the 3Q15. Nevertheless, this decline was explained by a combination of increasing customer income and a decrease in non-customer revenues.

On the positive side, the main affects influencing revenues were:

•             A 5.5% YoY growth in average loans, primarily due to a 12.0% YoY expansion in retail banking loans, resulting in additional income of approximately Ch$15.9 Bn.

•             Positive impact of Credit Value Adjustment for derivatives by roughly Ch$8.3 Bn, mostly due to Ch$ appreciation of 0.9% in the 3Q16 as compared to the depreciation of 9.0% seen in the 3Q15.

•             Fee income increasing by Ch$5.0 Bn. primarily fostered by higher revenues from transactional services (checking accounts, credit cards and ATM usage) amounting to Ch$4.8 Bn. YoY. This was mainly attributable to a positive FX impact on USD-denominated expenses associated with our credit card loyalty program. We also posted YoY increments in fees related to insurance brokerage and securities brokerage (Ch$2.2 Bn. and Ch$1.5 Bn., respectively). Nonetheless, these effects were somewhat offset by lower income from financial advisory and credits, jointly amounting to Ch$5.3 Bn.

•             Higher income from sales of AFS instruments by roughly Ch$4.5 Bn. YoY. This decision was made in view of the expectations on interest rates, which are likely to increase in the future.

•             Higher contribution of DDAs by approximately Ch$1.2 Bn. mostly explained by average balances growing 9.0% YoY.

However, the effects mentioned above were more than offset by:

•             A UF increasing by 0.7% during the 3Q16, as compared to 1.5% in the 3Q15. This change had a negative impact on the contribution of our UF net asset exposure, which translated into a lower income of nearly Ch$30.4 Bn. YoY.

•             A decrease of roughly Ch$12.4 Bn. due to shifts in FX. This was associated with the USD asset position that hedges our exposure to USD—denominated expenses and as previously mentioned trends followed by the exchange rate.

Based on the aforesaid, our net interest margin reached 4.43% during the 3Q16. Although this figure was 31bp. below the ratio posted in the 3Q15, it continued to favorably compare to the NIM of the industry.

On an YTD basis, our operating revenues recorded an increase of Ch$82.6 Bn. —equivalent to 6.7%— YoY. The main positive factors were related to customer income, as follows: (i) higher income from loans by roughly Ch$33.8 Bn. associated with an increase of 7.4% in average loans, (íi) fees and commissions increasing Ch$15.8 Bn. YoY, (iii) greater contribution of DDAs by Ch$7.0 Bn. primarily as a result of growth in balances. On the other hand, the change in non-customer income was composed of diverse effects, such as: (i) income from sales of AFS instruments increasing by Ch$55.6 Bn., (ii) lower contribution of our UF net asset exposure by Ch$25.6 Bn. given by a decrease in inflation, and (iii) changes in exchange rate that reduced revenues from our USD asset position that hedges USD-denominated expenses by roughly Ch$28.3 Bn. YoY.

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	3Q15	3Q16	Sep-15	Sep-16
Net Interest Income	319	309	907	915
Net Fees and Commissions	77	82	223	240
Net Financial Operating Income	5	29	37	129
Foreign Exchange Transactions	24	1	45	7
Other Operating Income	7	7	21	23
Total	432	428	1,232	1,315

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin(1)

(1)   The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Third Quarter Results

Loan Loss Provisions and Allowances

During the 3Q16, our loan loss provisions had a significant decrease of Ch$39.5 Bn. (37.9%) from Ch$104.2 Bn. in the 3Q15 to Ch$64.7 Bn. in the 3Q16. This YoY change was mainly explained by the following factors:

•             The establishment of additional allowances in the 3Q15, by approximately Ch$30.9 Bn. This decision was made in light of the prevailing outlook for the local economy at that moment and our prudent approach to business-related risks.

•             Opposite FX effects on loans loss allowances denominated in USD that resulted in lower credit risk expenses by roughly Ch$12.4 Bn. YoY. This was caused by a 9.0% depreciation of the Ch$ in the 3Q15 as compared to a 0.9% appreciation in the 3Q16.

•             Net credit quality improvement of nearly Ch$2.5 Bn. YoY. This advance mainly relied on the wholesale segment, which had higher provisions in the 3Q15 due to of specific customers experiencing financial difficulties. This effect was partly offset by a tempered deterioration in the retail segment.

However, these positive effects on risk changes were partly counterbalanced by:

•             An increase in loan loss provisions of approximately Ch$6.3 Bn. explained by loan growth (volume and mix effects). This expansion was primarily concentrated on the retail banking segment, with average balances increasing by 12.0% YoY.

Concerning our ratio of loan loss provisions to average loans, during the 3Q16 we posted a substantial reduction of 73 bps., from 1.78% in the 3Q15 to 1.05% this quarter. Similarly, our quarterly figure compares favorably to the 1.17% reached by the industry. It is worth noting that by adjusting non-recurrent effects (additional provisions and FX) this ratio remains almost flat YoY (1.06% in the 3Q15 and 1.07% in the 3Q16).

On an YTD basis, our loan loss provisions decreased 2.9%, equivalent to Ch$6.6 Bn. from Ch$229.1 Bn. as of Sep15 to Ch$222.4 Bn. as of Sep16. This result was influenced by the following positive effects: (i) divergent FX impacts on US$-denominated loan loss allowances due to a 7.2% appreciation of the Ch$ as of Sep16, as compared to a depreciation of 14.9% as of Sep15, all of which resulted in lower provisions by roughly Ch$28.3 Bn., (ii) net credit quality improvement of approximately Ch$21.7 Bn. YoY, which was mainly explained by wholesale segment, as mentioned earlier. On the other hand, these factors were partly offset by: (i) higher loan loss provisions due to loan growth and mix effect by nearly Ch$22.9 Bn., given an increase of 7.4% in average loans, and (ii) greater additional allowances set in 2016 by Ch$21.2 Bn. as compared to the previous year.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Year End
3Q15	3Q16	Sep-15	Sep-16
Loan Loss Allowances
Initial Allowances	(542.1)	(599.3)	(528.6)	(601.8)
Charge-offs	62.5	66.6	198.8	199.2
Sales of Loans	2.4	19.6	2.7	24.9
Loan Portfolio Acquisition	(12.3)	0.0	(12.3)	0.0
Provisions established, net	(82.3)	(76.4)	(232.4)	(211.7)
Final Allowances	(571.8)	(589.5)	(571.8)	(589.4)
Provisions Established	82.3	76.4	232.4	211.7
Prov. Financial Guarantees	(4.6)	(0.1)	(5.3)	8.5
Additional Provisions	(30.9)	0.0	(30.9)	(52.1)
Recoveries	13.6	11.7	39.6	32.8
Loan Loss Provisions	60.4	88.0	235.8	200.9
Credit Quality Ratios
Allowances / Total loans	2.38%	2.36%	2.38%	2.36%
Allowances / Total Past Due	1.84	x	1.95	x	1.84	x	1.95	x
Provisions / Avg. Loans	1.78%	1.05%	1.36%	1.21%
Charge-offs / Avg. Loans	1.07%	1.08%	1.18%	1.08%
Total Past Due / Total Loans	1.29%	1.21%	1.29%	1.21%
Recoveries / Avg. Loans	0.23%	0.19%	0.24%	0.18%

Provisions / Avg. Loans (1)

(1)         The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger.

Third Quarter Results

Operating Expenses

As compared to the 3Q15, our operating expenses recorded a slight increase of 6.0% during the current quarter, from Ch$186.4 Bn. to Ch$197.7 Bn. This change was principally the result of:

•             Personnel expenses increasing 10.9% or Ch$10.3 Bn. YoY due to: (i) an annual increment in salaries of Ch$3.5 Bn., primarily explained by the recognition of inflation, (ii) a non-recurrent effect of roughly Ch$2.0 Bn. related to a special bonus granted to the staff of two of our subsidiaries, due to the successful completion of a collective bargaining process in the 3Q16, (iii) higher variable compensation by roughly Ch$1.8 Bn. YoY, (iv) further staff benefits (health insurance) and severance payments by Ch$1.4 Bn. YoY, and other personnel expenses increasing by Ch$1.5 Bn. YoY on an annual basis.

•             A YoY rise of 6.6% or Ch$4.9 Bn. in administrative expenses. This increase was principally the consequence of: (i) greater expenses related to IT by approximately Ch$3.2 Bn. YoY, (ii) an increment of Ch$1.0 Bn. in building-related expenses and utilities, and (iii) higher marketing expenses by roughly Ch$0.7 Bn. YoY.

•             Depreciations and amortizations going up by 14.3%, equivalent to Ch$1.0 Bn. This figure has been mainly explained by higher expenses related the replacement of ATM devices, in line with regulatory requirements, IT implementations and refurbishment of  private banking branches.

All of these increments were partially counterbalanced by a decrease in other operating expenses by roughly Ch$4.9 Bn. This drop was primarily explained by greater non-credit related allowances set in the 3Q15 by approximately Ch$4.5 Bn.

Based on the above, our efficiency ratio reached 46.2% in the 3Q16. Although this figure represents a seemingly deterioration when compared to the ratio posted in the 3Q15 (43.2%), this trend was highly influenced by the effect of inflation on revenues. This is somehow reflected by our cost-to-assets ratio, which remained almost flat YoY. Also, our cost-to-income ratios continued to positively compare to the indicator posted by the industry.

On an YTD basis, our cost base totalled Ch$597.4 Bn., equivalent to an increment of 11.0% YoY. In line with the previous explanation, this change was the result of: (i) personnel expenses going up by Ch$32.8 Bn. YoY, as a consequence of higher salaries by Ch$10.4 Bn., influenced by inflation effect and an increase in bonuses due to compensation granted to the staff of three of our subsidiaries as a result of the completion of bargaining processes in 2016, higher provisions related to performance bonuses by Ch$3.8 Bn. and, to a lesser extent, by other benefits such as health insurance increasing by Ch$1.2 Bn., (ii) administrative expenses increasing 11.8% (Ch$23.5), mainly as a result of IT expenses growing Ch$7.3 Bn., greater other general expenses by Ch$5.5 Bn., a rise of Ch$3.4 Bn. in marketing expenses and higher building-related costs and utilities by roughly Ch$3.3 Bn., and (iii) a YoY increment of Ch$2.9 Bn. in depreciation and amortizations, mainly attributable to ATMs, IT projects and branches.

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	3Q15	3Q16	Sep-15	Sep-16
Personnel expenses	(94.3)	(104.6)	(278.4)	(311.2)
Administrative expenses	(74.8)	(79.7)	(214.2)	(237.7)
Depreciation and Amort.	(7.3)	(8.3)	(22.0)	(24.9)
Impairments	(0.1)	0.0	(0.1)	(0.0)
Other Oper. Expenses	(9.9)	(5.0)	(23.6)	(23.6)
Total Oper. Expenses	(186.4)	(197.6)	(538.3)	(597.4)
Additional Information
Op. Exp. / Op. Rev.	43.2%	46.2%	43.7%	45.5%
Op. Exp. / Avg. Assets	2.5%	2.6%	2.5%	2.6%
Headcount (#)	14,993	14,840	14,993	14,840
Branches (#)	421	421	421	421

Efficiency Ratio (1)

Operating Expenses / Operating Revenues

(1)         The industry ratio for the 2Q16 has been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger

Third Quarter Results

Results by Business Segments

During the 3Q16, Retail Banking continued to represent the most significant segment in terms of results by holding a 49.6% stake of consolidated income before income tax. This share was followed by Wholesale Banking, which contributed 38.6% to the total amount and, to a lesser extent, by our Treasury and Subsidiaries segments, adding 6.8% and 5.0% respectively.

The retail banking segment recorded a YoY increment of Ch$11.7 Bn. (16.4%) in income before income tax, from Ch$71.3 Bn. in the 3Q15 to Ch$83.0 Bn. in the 3Q16. This surge was mainly explained by higher operating revenues, explained by an expansion in average loans and greater income from fees (largely related to transactional services). These effects permitted to more than offset the impact of lower inflation on the UF net asset exposure allocated to the segment. Furthermore, provisions for loan losses dropped, principally owing to additional allowances set in the 3Q15 that were partially allocated to this segment. Both of these positive effects were somewhat counterbalanced the YoY rise in operating expenses.

The wholesale segment recorded an increase of Ch$10.7 Bn. (18.8%) in income before income tax, from Ch$54.3 Bn. in the 3Q15 to Ch$64.6 Bn. in the 3Q16. In this case, the advance was principally steered by lower provisions for loan losses. This change in credit risk expenses was principally caused by higher additional allowances established in the 3Q15 (partly allocated to this segment). This positive effect allowed us to totally offset the reduction posted by operating revenues as a consequence of a tempered decrease in average loans and lower income from fees. Whereas the former was attributable to a less dynamic activity related to investment projects across the country, the later had mainly to do with lower revenues from investment banking and credit-related fees. In addition, there was a negative inflation effect on the UF net asset exposure allocated to the segment.

Regarding our Treasury segment, the bottom line increased by Ch$4.5 Bn. YoY. This was attributable to a positive effect associated with counterparty value adjustment for derivatives, mainly prompted by shifts in FX and improved probabilities of default of some of the counterparties. This effect permitted the segment to offset lower sales of AFS securities (Ch$4.5 Bn. YoY) and the impact of lower inflation on the accrual of certain UF-denominated assets.

As for Subsidiaries, the aggregate income before income tax decreased by Ch$1.2 Bn. YoY (12.1%). This YoY variation was principally explained by lower results generated by our securities brokerage and investment banking subsidiaries, driven by sluggish local stock market and financial deals. These performances were partly offset by higher income before income tax posted by our mutual funds and insurance brokerage subsidiaries. It is worth noting that during the 3Q16 two of our subsidiaries incurred non-recurrent disbursements associated with the special bonus related to the completion of collective bargaining processes.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

Additional Information

	3Q15		3Q16
Efficiency Ratio
Retail	47.8%		48.1%
Wholesale	28.9%		35.9%
Provisions/Avg. Loans
Retail	2.1%		1.7%
Wholesale	1.5%		0.2%
Lending/Non-Lending
Retail	0.7	x	0.7	x
Wholesale	1.5	x	1.5	x
Borrowers
Retail	1,153,599		1,170,134
Wholesale	9,672		9,501

Third Quarter Results

Loan Portfolio

As of Sep16, our loan book reached Ch$25,004 Bn., increasing 4.1% YoY. Nonetheless, this figure was influenced by a loan portfolio acquisition of Ch$564 Bn. carried out in the 3Q15. When isolating this effect, the YoY growth would have been 5%. As mentioned in the previous report, loan expansion continued to be steered by retail rather than wholesale banking. This has been aligned with stagnated investment as a result of a business sentiment that remains in pessimistic territory. As of Aug16 (latest available data), we ranked second in total loans by holding an 18% market share.

The performance of our retail banking book in the 3Q16 relied on:

•             An 11.8% YoY growth in loans related to middle and upper income individuals. This has been prompted by a YoY expansion of 10.6% in mortgage loans, equivalent to Ch$648.9 Bn. Albeit this increase is still influenced by the impact of VAT on construction, mortgage loans have started to display signs of deceleration by posting a 1.8% QoQ growth in the 3Q16, denoting the slowdown in the demand for housing. On the other hand, banks —partly encouraged by new regulations— are also tightening their assessment processes by setting stricter loan-to-value ratios and financial burden requirements.

•             Concerning SMEs, loans —most of them commercial loans— recorded a YoY rise of 9.2% in the 3Q16. Despite the economic environment, SMEs show a steady trend in loan growth, based on strategies that aim to keep credit risk under control. Although we recognize this segment is sensitive to the economic cycle, we have reinforced cross-sell and upsell among known customers while making use of government-backed credits. Consequently, the SME segment has been the main driver explaining our organic expansion in commercial loans.

•             A tempered YoY increase of 1.3% in loans managed by our Consumer Finance division. As mentioned in prior reports, we have dampened our expansion in this segment in view of the economic deceleration and second-round effects expected on employment. In addition, previously passed reforms cutting interest rates caps also lessened our risk appetite for doing business in this segment.

The loan book of the wholesale segment, scaled down by 3.6% YoY in the 3Q16 (Ch$394 Bn.). This shrink was mostly caused by:

•             A 5.6% appreciation of the Ch$ with a net effect of roughly Ch$163 Bn. on US$-denominated balances of commercial loans.

•             The loan book purchase executed a year ago, which slightly increased the basis for comparison.

When isolating the above factors, our wholesale banking book would have dwindled by only 0.5% YoY. This figure includes a YoY expansion of 3.7% in loans managed by our Large Companies & Real Estate division on a regular basis (adjusted by the factors mentioned earlier). Conversely, the loan book managed by our Corporate division decreased by 6.8% YoY. This was result of several factors including sluggish investment and a highly competitive market.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1)         Market share ratios for the 3Q16 consider month-end balances as of Aug. 31 2016 (latest data). Figures do no include operations of subsidiaries abroad.

Funding Structure

Our funding structure remains strong and aligned with our business strategy. Based on a proactive management, we are continuously looking for opportunities in order to minimize our cost of funding while optimizing the duration of our liabilities. In order to accomplish this goal, we strive to properly combine diverse sources of funding, including retail deposits, wholesale / institutional deposits and senior debt, among others.

Accordingly, retail deposits have continued to be a main source of funding by representing around 27% of our balance sheet. This figure has been steered by a market-leading position in total demand deposits, reflected by a 23.5% market share as of Aug.16 (latest available data). In this figure, our stake of 28.8% in checking accounts balances held by individuals is crucial and permits us to lead the industry. It is also important to point out that amid a scenario of low interest rates, customers continued to prefer Banco de Chile when saving their funds.

On the other hand, we keep on taking advantage of our excellent credit ratings in order to place senior and subordinated bonds in Chile and abroad. During the 3Q16 we were very keen to reinforce our liability structure by:

•             Placing two 5-Year unsecured bonds in Japan under the MTN program registered in Luxembourg, both denominated in USD. We placed USD30 million in August and USD100 million in September at low spreads over the benchmark.

•             Issuing a total amount of Ch$82.2 Bn. (~USD125 million) in UF-denominated subordinated bonds in the local market, with an average tenor of 25 years. The issuance of subordinated bonds pursues a twofold aim: On the one hand, they allow us to finance long-term assets. On the other hand, they permit us to reinforce our capital adequacy as they can be computed as Tier2 capital.

•             Carrying out three UF-denominated senior bonds placements within the local market for an amount of Ch$138 Bn. (~USD210 million). These bonds have durations ranging from six to 12 years.

•             Utilizing the commercial paper program registered in the US. As of Sep16 we had an outstanding balance of ~USD355 million.

Regarding the use of these debt placements, we continue to replace less stable funding sources with long-term liabilities. In fact, deposits from wholesale customers represent 31% of our total balance sheet, which compared to 39% in Sep.12. In addition, long-term bonds permit us to lengthen the duration of our liabilities. This particularly significant in light of new liquidity measures that the Chilean regulator is intended to implement in the near future.

Based on the above, our cost of funding continues to be very competitive in both local and foreign currency when compared to the main Chilean banking players. This strength permits us to display operating margins above our main and comparable peers.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency (1)

(As of Aug30, 2016)

(1)         Ratios have been computed in a pro-forma basis in order to adjust the effect of Itau-Corpbanca merger, when applicable.

Capital Adequacy & Other Topics

Our equity amounted to Ch$2,853 Bn. as of September 30, 2016. This figure represented a 6.9% YoY increase and was fostered by diverse actions intended to bolster our capital adequacy. Thus, the main drivers explaining the increase in our equity were, as follows:

•             Capitalization of approximately Ch$96.9 Bn. associated with the retention of part (30%) of our net distributable earnings for the FY2015. As a result, our paid-in capital went up from Ch$2,041.2 Bn. to Ch$2,138.0 Bn. on a YoY basis.

•             Nearly Ch$95.5 Bn. of additional reserves resulting from the recognition of the effect of inflation on our shareholders’ equity in order to maintain the real value of our capital.

•             A YoY increase of roughly Ch$34.0 Bn. in net income (net of provisions for minimum dividends). On the one hand, our bottom line posted an annual increment of Ch$9.3 Bn. YoY. On the other hand, the amount provisioned for dividend distribution decrease by approximately Ch$24.7 Bn. YoY, as a consequence of a reduction in the pay-out ratio from 70% in 2015 to 60% in 2016.

•             In opposition to the above factors, there was a decrease of Ch$41.0 Bn. in ‘other accounts’, mainly related to OCI line items. Actually, the cumulative fair value associated with Available-for-Sale instruments dwindled by Ch$35.5 Bn. YoY, mainly due to sales of investment securities. Additionally, fair value of derivatives held for hedge accounting purposes decreased by nearly Ch$5.3 Bn. YoY.

As a result of the aforesaid and also given a moderate expansion in terms of balance sheet and loans in particular, we posted YoY upsurges in capital adequacy ratios during the 3Q16. In fact, as of September 30, 2016 our BIS ratio stood at 13.8%, which outreached by 145 bps the figure posted a year earlier. Similarly, our Tier1 ratio (on RWA) grew from 9.8% in the 3Q15 to 10.7% in the 3Q16.

The improvement evidenced by our capital adequacy ratios has been fostered —in addition to tempered growth in assets and earnings retention— by the combination of the following factors:

•             The decision made by the Chilean regulator in order to reduce the credit conversion factors for some types of contingent loans from 50% to 35%,

•             The issuance of subordinated bonds by approximately USD106 million in the 3Q16, which contributed to bolster our total regulatory capital, and;

•             The establishment of additional allowances by approximately Ch$52 Bn. in the 2Q16, which can be computed as Tier 2 capital.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Sep-15	Sep-16
Capital & Reserves
Capital	2,041.2	2,138.0
Reserves	390.6	486.1
Other Accounts	42.9	1.9
Earnings
Retained Earnings	16.1	16.1
Income for the Period	418.9	428.2
Provisions for Min. Dividends	(241.8)	(217.1)
Minority Interest
Minority Interest	—	—
Total Equity	2,667.9	2,853.2

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	3Q15	2Q16	3Q16	3Q16	% Change		Sep-15	Sep-16	Sep-16	% Change
	MCh$	MCh$	MCh$	MUS$	3Q16/3Q15	3Q16/2Q16	MCh$	MCh$	MUS$	Sep-16/Sep-15
Interest revenue and expense
Interest revenue	522,305	498,709	477,705	726.7	(8.5)%	(4.2)%	1,396,266	1,446,143	2,200.0	3.6%
Interest expense	(203,497)	(193,608)	(168,719)	(256.7)	(17.1)%	(12.9)%	(489,714)	(530,885)	(807.6)	8.4%
Net interest income	318,808	305,101	308,986	470.1	(3.1)%	1.3%	906,552	915,258	1,392.4	1.0%
Fees and commissions
Income from fees and commissions	114,902	108,967	111,045	168.9	(3.4)%	1.9%	320,520	327,648	498.5	2.2%
Expenses from fees and commissions	(37,537)	(28,620)	(28,655)	(43.6)	(23.7)%	0.1%	(97,361)	(87,501)	(133.1)	(10.1)%
Net fees and commissions income	77,365	80,347	82,390	125.3	6.5%	2.5%	223,159	240,147	365.3	7.6%
Net Financial Operating Income	5,350	61,576	29,314	44.6	447.9%	(52.4)%	36,923	128,574	195.6	248.2%
Foreign exchange transactions, net	23,699	18,395	728	1.1	(96.9)%	(96.0)%	44,598	7,131	10.8	(84.0)%
Other operating income	6,614	10,160	6,735	10.2	1.8%	(33.7)%	20,742	23,474	35.7	13.2%
Total Operating Revenues	431,836	475,579	428,153	651.4	(0.9)%	(10.0)%	1,231,974	1,314,584	1,999.9	6.7%
Provisions for loan losses	(104,242)	(92,929)	(64,695)	(98.4)	(37.9)%	(30.4)%	(229,051)	(222,454)	(338.4)	(2.9)%
Operating revenues, net of provisions for loan losses	327,594	382,650	363,458	552.9	10.9%	(5.0)%	1,002,923	1,092,130	1,661.5	8.9%
Operating expenses
Personnel expenses	(94,320)	(101,322)	(104,614)	(159.1)	10.9%	3.2%	(278,386)	(311,234)	(473.5)	11.8%
Administrative expenses	(74,786)	(81,738)	(79,695)	(121.2)	6.6%	(2.5)%	(214,171)	(237,653)	(361.5)	11.0%
Depreciation and amortization	(7,307)	(8,590)	(8,349)	(12.7)	14.3%	(2.8)%	(21,999)	(24,915)	(37.9)	13.3%
Impairments	(86)	—	—	—	(100.0)%	—	(144)	(4)	(0.0)	(97.2)%
Other operating expenses	(9,934)	(13,980)	(5,022)	(7.6)	(49.4)%	(64.1)%	(23,591)	(23,614)	(35.9)	0.1%
Total operating expenses	(186,433)	(205,630)	(197,680)	(300.7)	6.0%	(3.9)%	(538,291)	(597,420)	(908.9)	11.0%
Net operating income	141,161	177,020	165,778	252.2	17.4%	(6.4)%	464,632	494,710	752.6	6.5%
Income attributable to affiliates	960	1,164	1,542	2.3	60.6%	32.5%	2,705	3,373	5.1	24.7%
Income before income tax	142,121	178,184	167,320	254.5	17.7%	(6.1)%	467,337	498,083	757.7	6.6%
Income tax	(8,321)	(27,199)	(22,617)	(34.4)	171.8%	(16.8)%	(48,439)	(69,868)	(106.3)	44.2%
Net Income for the period	133,800	150,985	144,703	220.1	8.1%	(4.2)%	418,898	428,215	651.4	2.2%
Non-Controlling interest	—	—	—	—	—	—	1	—	—	—
Net Income attributable to bank’s owners	133,800	150,985	144,703	220.1	8.1%	(4.2)%	418,897	428,215	651.4	2.2%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$657.33 per US$1.00 as of September 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Sep-15	Jun-16	Sep-16	Sep-16	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Sep-16/Sep-15	Sep-16/Jun-16
Cash and due from banks	982,340	978,313	1,161,938	1,767.7	18.3%	18.8%
Transactions in the course of collection	579,892	626,653	485,580	738.7	(16.3)%	(22.5)%
Financial Assets held-for-trading	570,562	1,441,372	1,411,245	2,146.9	147.3%	(2.1)%
Receivables from repurchase agreements and security borrowings	36,890	39,116	46,534	70.8	26.1%	19.0%
Derivate instruments	1,416,203	1,120,863	1,055,574	1,605.9	(25.5)%	(5.8)%
Loans and advances to Banks	1,563,739	1,090,159	1,081,945	1,646.0	(30.8)%	(0.8)%
Loans to customers, net
Commercial loans	14,385,261	14,245,934	14,372,824	21,865.5	(0.1)%	0.9%
Residential mortgage loans	6,107,823	6,635,892	6,756,762	10,279.1	10.6%	1.8%
Consumer loans	3,524,787	3,816,490	3,874,667	5,894.6	9.9%	1.5%
Loans to customers	24,017,871	24,698,316	25,004,253	38,039.1	4.1%	1.2%
Allowances for loan losses	(571,852)	(599,292)	(589,372)	(896.6)	3.1%	(1.7)%
Total loans to customers, net	23,446,019	24,099,024	24,414,881	37,142.5	4.1%	1.3%
Financial Assets Available-for-Sale	1,241,722	583,290	399,517	607.8	(67.8)%	(31.5)%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	27,570	29,352	31,815	48.4	15.4%	8.4%
Intangible assets	25,984	27,200	28,170	42.9	8.4%	3.6%
Property and Equipment	212,585	216,239	217,213	330.5	2.2%	0.5%
Current tax assets	3,104	2,072	1,939	3.0	(37.5)%	(6.4)%
Deferred tax assets	238,524	282,130	286,758	436.3	20.2%	1.6%
Other assets	476,732	472,196	395,729	602.0	(17.0)%	(16.2)%
Total Assets	30,821,866	31,007,979	31,018,838	47,189.1	0.6%	0.0%

	Sep-15	Jun-16	Sep-16	Sep-16	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Sep-16/Sep-15	Sep-16/Jun-16
Liabilities
Current accounts and other demand deposits	7,292,658	7,859,630	7,629,008	11,606.1	4.6%	(2.9)%
Transactions in the course of payment	386,559	379,423	297,673	452.9	(23.0)%	(21.5)%
Payables from repurchase agreements and security lending	267,548	179,379	221,271	336.6	(17.3)%	23.4%
Saving accounts and time deposits	10,308,250	10,605,357	10,572,835	16,084.5	2.6%	(0.3)%
Derivate instruments	1,344,472	1,126,109	1,067,561	1,624.1	(20.6)%	(5.2)%
Borrowings from financial institutions	1,569,095	1,071,120	1,123,190	1,708.7	(28.4)%	4.9%
Debt issued	5,978,984	6,011,248	6,165,344	9,379.4	3.1%	2.6%
Other financial obligations	153,508	131,838	165,436	251.7	7.8%	25.5%
Current tax liabilities	23,048	16,617	6,437	9.8	(72.1)%	(61.3)%
Deferred tax liabilities	33,391	26,420	27,114	41.3	(18.8)%	2.6%
Provisions	545,465	496,164	580,122	882.5	6.4%	16.9%
Other liabilities	251,069	313,674	309,670	471.1	23.3%	(1.3)%
Total liabilities	28,154,047	28,216,979	28,165,661	42,848.6	0.0%	(0.2)%
Equity of the Bank’s owners
Capital	2,041,173	2,138,047	2,138,047	3,252.6	4.7%	0.0%
Reserves	390,640	486,083	486,083	739.5	24.4%	0.0%
Other comprehensive income	42,870	10,272	1,894	2.9	(95.6)%	(81.6)%
Retained earnings from previous periods	16,060	16,060	16,060	24.4	0.0%	0.0%
Income for the period	418,897	283,512	428,215	651.5	2.2%	51.0%
Provisions for minimum dividends	(241,823)	(142,975)	(217,123)	(330.3)	(10.2)%	51.9%
Non-Controlling Interest	2	1	1	0.0	(50.0)%	0.0%
Total equity	2,667,819	2,791,000	2,853,177	4,340.6	6.9%	2.2%
Total Liabilities & Equity	30,821,866	31,007,979	31,018,838	47,189.1	0.6%	0.0%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$657.33 per US$1.00 as of September 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	3Q15	2Q16	3Q16	Sep-15	Jun-16	Sep-16
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.39	1.57	1.48	4.36	2.95	4.39
Net income per ADS (Ch$)	835.13	942.39	889.35	2614.59	1769.57	2631.81
Net income per ADS (US$)	1.20	1.42	1.35	3.75	2.67	4.00
Book value per Share (Ch$)	27.75	29.03	29.23	27.75	29.03	29.23
Shares outstanding (Millions)	96,129	96,129	97,624	96,129	96,129	97,624
Profitability Ratios (3)(4)
Net Interest Margin	4.74%	4.35%	4.43%	4.65%	4.35%	4.37%
Net Financial Margin	5.18%	5.49%	4.86%	5.07%	5.10%	5.02%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.15%	1.18%	1.15%	1.13%	1.15%
Operating Revs. / Avg. Interest Earnings Assets	6.43%	6.78%	6.13%	6.32%	6.35%	6.28%
Return on Average Total Assets	1.77%	1.96%	1.88%	1.94%	1.83%	1.85%
Return on Average Equity	20.39%	21.69%	20.36%	21.69%	20.56%	20.49%
Capital Ratios
Equity / Total Assets	8.66%	9.00%	9.20%	8.66%	9.00%	9.20%
Tier I (Basic Capital) / Total Assets	7.40%	7.98%	8.08%	7.40%	7.98%	8.08%
Tier I (Basic Capital) / Risk-Wighted Assets	9.77%	10.52%	10.68%	9.77%	10.52%	10.68%
Total Capital / Risk- Weighted Assets	12.38%	13.37%	13.83%	12.38%	13.37%	13.83%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.29%	1.29%	1.21%	1.29%	1.29%	1.21%
Allowance for Loan Losses / Total Past Due	183.97%	188.77%	195.11%	183.97%	188.77%	195.11%
Impaired Loans / Total Loans to Customers	3.59%	3.32%	3.34%	3.59%	3.32%	3.34%
Loan Loss Allowances / Impaired Loans	66.29%	73.07%	70.52%	66.29%	73.07%	70.52%
Loan Loss Allowances / Total Loans to Customers	2.38%	2.43%	2.36%	2.38%	2.43%	2.36%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.78%	1.51%	1.05%	1.36%	1.29%	1.21%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	43.17%	43.24%	46.17%	43.69%	45.10%	45.45%
Operating Expenses / Average Total Assets (3) (4)	2.47%	2.66%	2.56%	2.49%	2.59%	2.58%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	26,883,279	28,044,296	27,917,360	25,985,379	27,906,330	27,910,006
Avg. Assets (million Ch$)	30,183,615	30,870,455	30,831,423	28,826,764	30,915,459	30,887,447
Avg. Equity (million Ch$)	2,625,417	2,784,941	2,842,940	2,575,538	2,757,817	2,786,191
Avg. Loans to customers (million Ch$)	23,443,977	24,575,413	24,733,305	22,452,961	24,528,448	24,596,733
Avg. Interest Bearing Liabilities (million Ch$)	17,493,560	18,053,568	17,991,074	16,619,264	17,925,987	17,947,682
Risk-Weighted Assets (Million Ch$)	27,299,849	26,523,268	26,716,022	27,299,849	26,523,268	26,716,022
Additional Data
Exchange rate (Ch$/US$)	696.38	663.24	657.33	696.38	663.24	657.33
Employees (#)	14,993	14,914	14,840	14,993	14,914	14,840
Branches (#)	421	418	421	421	418	421

(1)         Figures are expressed in nominal Chilean pesos.

(2)         Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3)         Ratios consider daily average balances.

(4)         Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$657.33 per US$1.00 as of September 30, 2016. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute “forward-looking statements,” in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía	Mr. Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28th, 2016

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO